Mail Stop 3561

March 23, 2006

<u>Via Fax and U.S. Mail</u>

James A. Konrath
Chief Executive Officer
Accredited Home Lenders, Inc.
15090 Avenue of Science
San Diego, California 92128

Re: Accredited Home Lenders
       Amendment No. 1 to Registration Statement on Form S-3
       Filed March 10, 2006
       File No. 333-129972

Dear Mr. Konrath:

We have limited our review of your filing for compliance with Regulation AB. Please further note that our limited review covers only those issues addressed in the comments below.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. Please confirm that you will file unqualified legal and tax opinions at the time of each takedown.

2. We note your response to prior comment 5. To further clarify, please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus. Refer to Item 1100(f) of Regulation AB.

Prospectus Supplement #2

The Summary, page S-6

3. We note your response to prior comment 20. Please delete reference to the master servicer in item (xi) at page 119 of prospectus supplement #1 under "Events of Default" and to the back-up servicer at page 21 of the base prospectus under "Servicing of Loans."

Fees and Expenses, page S-112

4. We note your response to prior comment 14 but reissue the comment. Please provide all information required by Item 1113(c), including the amount of the fees or the formula used to determine that amount.

Delinquency and Loss Procedures, page S-124

5. We note your response to prior comment 33. Please revise your disclosure to more fully describe the circumstances under which loans may be modified.

Base Prospectus

The Agreements, page 25

6. Please delete the phrase "other form of credit enhancement" in the second paragraph of this section.

Pooling and Servicing Agreement

Section 5.10. Assessments of Compliance and Attestation Reports.

7. Please confirm that the servicing criteria for the reports will be as set forth in Item 1122(d) of Regulation AB and revise the Pooling and Servicing Agreement accordingly.

* * *

Closing

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Daniel H. Morris at (202) 551-3314 or me at (202) 551-3348 with any other questions.

Sincerely,

Sara W. Dunton
Senior Attorney

cc: Michael S. Du Quesnay
         Dewey Ballantine (Fax:213.621.6100)